UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐  TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number   1-10233

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNETEK, INC.

N49 W13650 Campbell Drive
Menomonee Falls, Wisconsin  53051

(Address of principal executive offices)

(262) 783-3500

(Registrant’s telephone number, including area code)

Magnetek FlexCare Plus Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Savings Plan Committee

Magnetek, Inc.

We have audited the accompanying statements of net assets available for benefits of the Magnetek FlexCare Plus Retirement Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2006 financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin

June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Savings Plan Committee

Magnetek, Inc.

We have audited the accompanying statement of net assets available for benefits of the Magnetek FlexCare Plus Retirement Savings Plan as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 in conformity with generally accepted accounting principles in the United States of America.

Moss Adams LLP

Los Angeles, CA

July 12, 2006, (except for Footnotes 2 and 4, as to which the date is June 26, 2007)

Magnetek FlexCare Plus Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	December 31,	December 31,
	2006	2005
Assets
Investments, at fair value	$42,446,368	$41,441,298

Net assets available for benefits, at fair value	42,446,368	41,441,298
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	330,044	314,542

Net assets available for benefits	$42,776,412	$41,755,840

See accompanying notes.

Magnetek FlexCare Plus Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2006

Additions:
Interest and dividend income	$2,177,541
Contributions:
Participant	1,450,284
Company	525,710
Net appreciation in fair value of investments	2,455,280
Total additions	6,608,815

Deductions:
Benefits paid to participants	5,510,540
Administrative expenses	77,703
Total deductions	5,588,243

Net increase	1,020,572
Net assets available for benefits:
Beginning of year	41,755,840
End of year	$42,776,412

See accompanying notes.

Magnetek FlexCare Plus Retirement Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Magnetek FlexCare Plus Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Magnetek, Inc. (the “Company”). The Plan is subject to Section 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

The Plan allows newly hired eligible employees to participate on the first day of the pay period subsequent to performance of one hour of service for the Company. Newly hired employees are automatically enrolled in the Plan; however, no eligible employee shall be automatically enrolled until the eligible employee has received notice of the procedure for making contribution elections and has been given a reasonable period in which to make an election.

Contributions

Each year, participants may contribute up to 16% of eligible pre-tax annual compensation and up to an additional 10% of eligible after-tax annual compensation as a supplemental contribution, as defined in the Plan document. Total contributions may not exceed 20% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Under current Plan provisions, Company contributions are 50% of the first 6% of the participant’s basic contributions. Additional amounts may be contributed at the option of the Company’s board of directors.

After receiving proper notification, automatically enrolled eligible employees begin making before-tax contributions to the Plan in an amount of 3% of their pay. If an automatically enrolled employee does not wish to participate in the Plan, the employee may disenroll electronically, making such an election with JPMorgan Chase Bank, the Trustee.

Participants have the ability under the Plan to direct their contributions into a number of investment options offered by the Plan.  Participants may also choose an investment advisor option wherein ProManage, Inc. directs the allocation of the balance in the individual participant’s account among the various investment options offered by the Plan.  Participants can opt out of the ProManage program or change their investment options at any time through the Trustee.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment results, and is charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on completed years of service as follows:

Years of Service	Vested Percentage

Less than one year	0%
One	20%
Two	40%
Three	60%
Four	80%
Five or more years	100%

All employees are fully vested upon attaining age 65, death or disability, or upon the termination or discontinuation of the Plan.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to restore accounts for employees who are rehired, to pay Plan fees and expenses or to decrease supplemental Company contributions, if any. Forfeited nonvested accounts totaled approximately $44,000 and $5,000 as of December 31, 2006 and 2005, respectively. For the year ended December 31, 2006, there were no forfeitures used to reduce Company contributions.

Payment of Benefits

Following termination of service, if the participant’s vested account balance is less than $1,000, the participant must take a lump-sum distribution of their vested account balance.  Otherwise, the participant may elect to receive a distribution of their vested account balance at any time.

Participants may withdraw all or part of their after-tax contributions or earnings thereon only once in any 12-month period. In the event of financial hardship, there are provisions in the Plan, subject to limitations, which will permit an active participant to withdraw before-tax contributions and related earnings.

If a participant’s employment is terminated due to death, disability or retirement, the participant or his or her beneficiary is entitled to a distribution of the entire balance in his or her account.

If a participant’s employment is terminated for a reason other than those stated above, the participant forfeits the nonvested portion of the Company contributions of his or her account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $250 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment terms may be for a period not to exceed five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate published in the Wall Street Journal at the time the loan is processed, plus 1%. A participant may have only one outstanding loan at any given time. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Plan pays administrative fees to the Trustee. Other administrative expenses, such as legal and accounting expenses, are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the American Century Stable Asset Fund, a common collective trust fund issued by SEI Trust Company (“SEI”).  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts.  Prior year balances have been reclassified accordingly.  The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments in equity securities and mutual funds, which are traded on security exchanges, are stated at fair value based on quoted market prices.  The Plan’s investment in the common collective trust fund is stated at contract value as determined by the quoted redemption price on the last business day of the Plan year as established by SEI.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Participant loans are valued at their outstanding balances, which approximate fair value.

SEI American Century Stable Asset Fund Valuation

The American Century Stable Asset Fund (the “Stable Asset Fund”), a common collective trust, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics.

The Stable Asset Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.  Accordingly, the Plan’s investment in units of the Stable Asset Fund is presented at fair value in the Statements of Net Assets Available for Benefits, with an adjustment to its contract value separately disclosed as provided by the FSP.

The Stable Asset Fund’s reported fair value is determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts (traditional GICs) and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution as determined by that fund’s trustee (synthetic GICs) and (b) the fair value of the fund’s investments in externally managed collective investment funds as determined by those funds’ trustees.

In determining the net assets available for benefits, the Stable Asset Fund is carried at contract value, which represents contributions made under the contract, plus earnings (accrued interest), less participant withdrawals and administrative expenses.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities.  Traditional GICs do not reset their crediting rates as they provide a fixed rate of interest over the term to maturity of the contract.  Synthetic GICs are designed to reset their respective crediting rates typically on a quarterly basis and cannot credit interest at a rate less than zero percent.  Synthetic GICs will track current market yields on a trailing basis.  The rate reset allows the contract value of the portfolio to converge to the market value over time.  Variable impacting future crediting rates on synthetic GICs include current yield of the assets backing the wrap contracts, duration of the assets backing the wrap contracts, and existing differences between the market values of assets backing wrap contracts and the contract values of the wrap contracts.  GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Asset Fund at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Payment of Benefits

Benefits are recorded when paid.  There were no benefit payments requested and unprocessed as of December 31, 2006 and 2005.

3. Administration of the Plan

JPMorgan Chase Bank is the Plan trustee, and JPMorgan Retirement Plan Services, an agent of JPMorgan Chase Bank, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement.  The Plan Administrator is the Magnetek, Inc. Savings Plan Committee.

4. Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value by $2,455,280 as follows:

Year ended December 31, 2006

Mutual Funds	$2,241,217
Magnetek, Inc. Stock Fund	214,063
$2,455,280

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,_
	2006	2005

SEI / American Century Stable Asset Fund	$17,562,950	$17,270,832
American Century Funds:
Equity Index Fund	7,083,065	7,245,348
Small Cap Value Fund	3,744,037	3,315,904
Large Company Value Fund	3,152,298	3,165,104
Heritage Fund	2,764,880	2,724,392
First Eagle Funds—Overseas Fund	3,695,647	3,130,077
JPMorgan Chase—International Equity-Select Fund	2,160,429	2,210,962

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 5, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Transactions with Parties-in-Interest

Transactions with parties-in-interest include purchases and sales of assets through the Trustee, the Plan’s investment in Magnetek, Inc. common stock, contributions from the Company and fees paid to the Trustee.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

8. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the net assets reported on the 2006 Form 5500 Schedule H, Part I:

December 31
2006
Net assets available for benefits per the financial statements	$42,776,412
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	(330,044)
Net assets available for benefits as reported on Form 5500	$42,446,368

The following is a reconciliation of total additions to plan assets reported in the financial statements to the total reported on the 2006 Form 5500, Schedule H, Part II:

Year Ended December 31, 2006

Total additions reported in the financial statements	$6,608,815
Adjustment to fair value from contract value for investment relating to fully-benefit-responsive investment contracts	(330,044)
Total income as reported on Form 5500	$6,278,771

Supplemental Schedule

Magnetek FlexCare Plus Retirement Savings Plan

EIN:  95-3917584   Plan:  003

Schedule H, Line 4i –Schedule of Assets (Held at End of Year)

December 31, 2006

		Description of Investment, Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,	Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Value

	SEI Investments	American Century Stable Asset Fund	$17,562,950
	American Century Investments	Equity Index Fund	7,083,065
	American Century Investments	Small Cap Value Fund	3,744,037
	First Eagle Funds	Overseas Fund	3,695,647
	American Century Investments	Large Company Value Fund	3,152,298
	American Century Investments	Heritage Fund	2,764,880
*	JPMorgan Chase	International Equity-Select Fund	2,160,429
	PIMCO	Total Return Fund	1,646,800
*	Magnetek, Inc.	Common Stock	452,243
*	Various	Participant Loans; rates ranging between 5% and 9.5%, due 2007 to 2011	182,726
	Cash		1,293
	Total investments, at fair value		$42,446,368

*Party-in-interest as defined by ERISA.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

By:	/s/ MARTY J. SCHWENNER
VICE-PRESIDENT & CHIEF FINANCIAL OFFICER

Date: June 29, 2007

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Virchow, Krause & Company, LLP

23.2	Consent of Independent Registered Public Accounting Firm – Moss Adams LLP